

March 23, 2012

<u>Via E-mail</u>
Charles W. Shivery
Chief Executive Officer
Northeast Utilities
One Federal Street, Building 111-4
Springfield, MA 01105

> **Re:** **Northeast Utilities,**
> **The Connecticut Light and Power Company,**
> **Public Service Company of New Hampshire and**
> **Western Massachusetts Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File Nos. 001-05324, 000-00404, 001-06392 and 000-07624**

Dear Mr. Shivery:

     We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 74

Combined Notes to Consolidated Financial Statements, page 107

Note 11. Income Taxes, page 139

1. Please explain to us in greater detail the $(33.1) million tax asset valuation allowance/reserve and $22.1 million state income tax adjustments to your tax rate.

Charles W. Shivery
Northeast Utilities,
The Connecticut Light and Power Company,
Public Service Company of New Hampshire and
Western Massachusetts Electric Company
March 23, 2012
Page 2

Note 12. Commitments and Contingencies, page 142

A. Environmental Matters, page 142

2. We note you were able to estimate a range of loss for five of your environmental sites. Please explain why you were not able to estimate a range of loss for the 54 remaining sites. To the extent you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Charles W. Shivery
Northeast Utilities,
The Connecticut Light and Power Company,
Public Service Company of New Hampshire and
Western Massachusetts Electric Company
March 23, 2012
Page 3

       You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Gregory Butler, General Counsel